Mail Stop 3-8


								            June 17, 2005



Mr. S.E. Parks
Vice President and Chief Financial Officer
Questar Pipeline Company
180 East 100 South
P.O. Box 45360
Salt Lake City, Utah 84145-0360

		RE:	Questar Pipeline Company
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 30, 2005
			File No. 0-14147


Dear Mr. Parks:

	We have reviewed your responses in your letter dated May 26, 2005 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.















Form 10-K for Year Ended December 31, 2004

Notes Accompanying Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Property, Plant and Equipment

1. We have reviewed your response to comment 5 in our letter dated May 12, 2005. With a view towards enhancing your future disclosures, please provide us additional clarification regarding your accounting for fixed asset removal costs and gains and losses on the retirement of fixed assets. Ensure your response is clear in terms of whether your asset removal obligations represent retirement obligations within the scope of SFAS 143 and whether you recover the related asset retirement costs from customers through your rates. Please help us understand how your accounting complies with paragraph 20 of
SFAS 143 which applies to asset retirement obligations of rate-regulated entities irrespective of whether such obligations are legal obligations within the scope of SFAS 143. It may help if you provide us sample journal entries which illustrate your accounting.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

									Sincerely,


									   	George F.
Ohsiek,
Jr.
	Branch Chief
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S. E. Parks
Questar Pipeline Company
June 17, 2005
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